Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RED EYE LOUIE'S INC
160 Highland View Dr.
Birmingham, AL 35242
www.redeyelouies.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RED EYE LOUIE'S INC
Address: 160 Highland View Dr., Birmingham, AL 35242
State of Incorporation: AL
Date Incorporated: February 18, 2011

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives and Bonuses*


Early Bird Bonuses:

First Day – Friends and Family 20% Bonus Shares

Next 2 Days – Friends & Family 15% Bonus Shares

Next 4 Days – Friends & Family Early Bird 10% Bonus Shares

Next 14 Days – Early Bird 5% Bonus Shares

All Investors Perks:

$500.00 – Awesome Red Eye Louie's stickers that you can put on EVERYTHING!

$1000.00 – One Limited Edition Vodquila 50 ml Glass replica, one Red Eye Louie's t-shirt and stickers

$5000.00 – One Limited Edition Vodquila 50 ml Glass replica, one Box of Red Eye Louie's golf balls, one T-shirt.

$10,000.00 – 5% Bonus Shares, One Limited Edition Vodquila 50 ml Glass replica, one box of Red Eye Louie's golf balls, and one Red Eye Louie's Polo.

$50,000.00 – 10% Bonus Shares, two Red Eye Louie's Polo shirts, one box of golf balls, two Limited Edition Vodquila 50 ml Glass replica, and one 750ml Bottle of Vodquila, signed by Founder & CEO Chander Arora.

$100,000.00 – 15% Bonus Shares, 2 Red Eye Louie's Polo shirts, 2 boxes of golf balls, four Limited Edition Vodquila 50 ml Glass replica, and one 750 ml each of Vodquila, Rumquila, and Whisquila, signed by Founder and CEO Chander Arora.

All perks occur when the offering is completed.


The 10% Bonus for StartEngine Shareholders


Red Eye Louie's Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Red Eye Louie's Inc is a manufacturer of Alcholic beverages under many trademarks like VODQUILA, RUMQUILA and WHISQUILA. We are selling our products in USA as well in overseas markets. Our main products are Blends but we are also creating additional brands to sell Vodka, Gin, Rum, Tequila and Bourbon.

The Company was originally formed as VODQUILA LLC in Alabama in 2011. In 2018, the Company converted to a corporation, Red Eye Louie's Inc., in Alabama to further develop the brand and multiple product lines.

Competitors and Industry

We produce unique blends which are one of a kind in the world, so really there is not much competition. But the Alcoholic Beverage landscape is very diverse with Tequila leading the charge in growth followed by Bourbon, Vodka and Rum. We are involved in all of the above in different blends. We see our future in strengthening our core brands VODQUILA, RUMQUILA and WHISQUILA and creating a new brand, IMMORAL, for our pure drinks offerings like Vodka, Gin, Rum, Tequila and Bourbon.

Under the federal guidelines for Spirits industry we distribute our products through Spirits distributors in each state who in turn supply our products to retailer like package stores, state owned stores, bars, restaurants, and night clubs. We employ Online shippers like Reservebar/Drizzly to sell directly to consumers also.

Even without a direct competitor, we will always have competition for space on the retailers' shelves. Through our distributor and broker channels, we actively engage with retail owners and managers to position our brands on the shelves in our desired locations. We have created Point of Sale material for consumer education on our products, and we feel that our active engagement with the retailer, provided plenty of positive feedback. It has been our experience that our face to face interactions make a difference. That is why we will be adding more Sales and Marketing staff. That will position us to reach more distributors to grow our footprint, but also work the market with our distribution teams so that we can maintain the personal touch. We will also be positioned to enhance our cold call capabilities that we feel will have a positive impact in the retail section.

We have realized success within the international communities, through tradeshow and conferences. Our strongest partnerships have derived from those meetings. When COVID 19 hit, all tradeshows and conferences were cancelled, and our international Distributors struggled with the downturn in their economies. These distributors are starting to see a positive turn in sales. Tradeshows and conferences are working on virtual platforms and are scheduling live shows for 2021. We feel that we will have more success in the international markets when we are able to create those relationships and the conferences and tradeshows.

We will continue to focus on gaining a larger distribution footprint in the U.S. and Internationally, also focusing on underperforming distribution channels to either increase sales or grow with a new distributor in that market.

We have seen a positive trend in our sales and forecast our growth, YoY, to continue that trend. With the additional staff that we will bring on, we will be able to proactively engage new markets and strengthen existing markets.

Current Stage and Roadmap

We have three brands which are at different stages of maturity.

First, VODQUILA was introduced in 2012 and is being sold in 30 plus states in USA and multiple overseas markets like Europe(EU), UK, Australia, South Africa, UAE and Egypt.

Second, RUMQUILA and WHISQUILA are 2 years and 1 year old respectively. These brands are doing well in limited states that we have introduced them.

Third, Our IMMORAL and JIMMY LEE brands are in the development stage and not currently on the market. Both brand names have received USPTO Trademark status. Our plan for these two brands includes: IMMORAL will have craft spirits like VODKA, GIN, RUM and TEQUILA under it's banner. JIMMY LEE will have craft Spirits like Bourbon, American Whiskey and Single Malt American Whiskey under it's umbrella.

All of our trademarks are originally owned by the CEO, Chander Arora. Mr. Arora has assigned all rights over to Red Eye Louie's, Inc. The marks that are in progress, Jimmy Lee and Immoral are being processed with Red Eye Louie's, Inc, as the owner.

The Team

Officers and Directors

Name: Chander Arora

Chander Arora's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, and Director
  Dates of Service: February 18, 2011 - Present
  Responsibilities: Administrative, Financial, Production and Innovation. Chander currently receives $1,900 per week in salary and owns all outstanding shares in the company.

Other business experience in the past three years:

- **Employer:** SELTERZ, INC
  Title: President
  Dates of Service: January 10, 2000 - February 28, 2020
  Responsibilities: Running and Managing the Real Estate, C Stores, Subway ETC

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Red Eye Louie's Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Wine and Spirits Industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blended Spirits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has a signed, Trademark Assignment for many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our Trademarks were originally held by, CEO/Founder, Chander Arora, he has signed an agreement that transfers all rights to the trademarks to Red Eye Louie's, Inc.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Red Eye Louie's Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Red Eye Louie's Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trademark Dispute VODQUILA vs. VODKILA.

A Trademark application was filed by another company from New York on 02/08/2011, about 3 weeks prior to our filing, for registering VODKILA. Their TM was granted as they filed first. We filed VODQUILA TM on 03/01/2011. We have contested it based on First in USE, but have been unsuccessful in the USPTO trials. Based on our knowledge, the other company is not doing much business nationally. They currently focus only in NY and a couple of more states. We are in negotiations with them to have concurrent use and a no contest agreement. Civil Trials can be expensive so we have been trying to avoid that as a potential outcome.

Trademark Ownership

Currently, Chander Arora is the registered owner of certain Trademarks pertaining to the Company's products. Mr. Arora has executed a Trademark assignment agreement to assign all ownership rights to the company, Red Eye Louie's Inc. In addition, new trademarks related to future brands are being registered under the company's name.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chander Arora	15,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 15,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights in this offering below.

Material Rights

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000

Use of proceeds: Founder's Issuance.
Date: April 18, 2018
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 14,999,000
  Use of proceeds: Founder's Issuance - Stock Split.
  Date: August 20, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have been in operation since 2011. We do have seasonal cycles in wine and spirits industry i.e. summers are better than spring and Holiday season is when we make about 40% of sales of the year. Main source of revenue is sales of VODQUILA Brand and that will continue to grow for forseable future. The 2019 was an exceptional year as we faced lot of import duties from our Glass bottles and packaging material coming from China. The cost of goods went up but was offset by other mitigating circumstances. Covid-19 actually helped the sales of wine and spirits as people consumed more alcohol during Lock downs. We are running full steam during these unpresendented times.

<u>Results of operations</u>

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $951,990.26, about flat compared to fiscal year 2018 revenue of $986,575.38. As a result of more focus on the U.S. market, our higher-margin U.S. sales were up 10% year over year, offsetting a more than 30% decline in international sales. We believe that the decline in international sales resulted from us having a particularly strong 2018 internationally combined with a more concentrated focus on U.S. sales in 2019. We believe that the U.S. is the most important market for us to demonstrate success with our distilled spirits, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2019 to the detriment of our international sales.

Cost of sales

Cost of sales in 2019 was $664,827.82, a decrease of approximately $6,480 from costs of $671,311.29 in fiscal year 2018. The reduction was largely due to an increase in higher-margin direct-to-consumer sales, a reduction in lower-margin international sales

Gross margins

2019 gross profit decreased by $28,101.65 over 2018 gross profit and gross margins as a percentage of revenues decreased from 31.9% in 2018 to 30.2% in 2019. This decreased performance was caused by an increase in tariffs and duties paid for our imported goods, and a decrease in lower-margin international sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks, as well as research and development expenses. Expenses in 2019 decreased $28,101.65 from 2018.

Historical results and cash flows:

The historical results for 2018 and 2019 are typical of our performance over the years, but 2020 has seen increase of 35% in sales because of addition of 2 new brands and stay at home policies of many states in USA. The spirits consumption went up and resulting gross profits will be higher than previous years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the company has the following capital resources available:

Cash on Hand 300,000.00

Receivables 100,443.06

LOC 500,000.00 (Used 400K)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to future growth of the company. The other funds availabable are listed in the above comment. If we raise the full funds from this campaign this will more than double our current financial resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds are very important for the viability of the company. We are launching a sales and marketing campaign in January of 2021 to have presence in all 48 contiguous states of USA. We are presently in 30 states. Out of about $1,500,000 available funds about $1,000,000 will be raised from this campaign and will be used to help assist in this endeavor.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect we will be able to operate the company if we raise the minimum amount for 12 months and more. With available funds as described in the previous columns, the company is going to be viable but the growth will stagnate.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate the company if we raise the maximum funding goal for approximately four years based on current sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, the Company does not have any additional future sources of capital available to the business. The Company may raise another round of funding via Regulation Crowdfunding or other means next year but this has not been determined yet at this time.

Indebtedness

- **Creditor:** Servis 1st Bank
  Amount Owed: $131,402.15
  Interest Rate: 0.0%
  Maturity Date: December 28, 2022
  Line of Credit $500,000.00. ($400,000 used)

- **Creditor:** Chander Arora
  Amount Owed: $131,402.15
  Interest Rate: 0.0%
  Maturity Date: December 28, 2022
  Loan from the Company CEO, Chander Arora.Currently outstanding at
  $131,402.15. The loan bears no interest and will mature on 12/28/2022.

Related Party Transactions

- **Name of Entity:** Chander Arora
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan from CEO, Founder and
  Director Chander Arora.
  Material Terms: Currently outstanding at $131,402.15. The loan bears no
  interest and will mature on 12/28/2022.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

The company determined it's valuation based on Cases Sold, Valuation of IP and
Analysis of the Market. In the spirits industry the valuation of a company comes from
the number of cases sold in a year. In the past 12 months we have sold 17000 cases.
Many companies have been sold with a $2000 to $11000 per case valuation (Beverage
Daily.com) but we are evaluating our company at $1000 a case multiple (17 million)
and rounding off on the lower end of 15 Million.

We hold Registered Trademarks on Red Eye Louie's, REL Logo, Rumquila, Whsiquila
brands in USA, Canada, 27 countries of European Union including UK, India and
China.

The company set it's valuation internally, without a formal-third party independent
evaluation. The pre-money valuation has been calculated on a fully diluted basis. The
company currently does not have any oustanding convertible securities, options or
warrants.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  To make new POS material and displays.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  13.5%
  Create new POS and Displays, hiring Brand ambassador, Tastings and Trade shows

- *Research & Development*
  10.0%
  Develop new products

- *Company Employment*
  10.0%
  Hire sales team for covering states that we sell in

- *Operations*
  20.0%
  Procure more Glass Bottles from China as it is cheaper to buy and ship in bulk.

- *Working Capital*
  25.0%
  to extend credit to the distributors

- *Inventory*
  10.0%
  To increase our finished goods inventory

- *Office improvements*
  8.0%
  Need new computers and server for the office.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.redeyelouies.com (www.redeyelouies.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/red-eye-louies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RED EYE LOUIE'S INC

[See attached]

RED EYE LOUIE'S, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 28, 2020

To: Board of Directors, RED EYE LOUIE'S, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of RED EYE LOUIE'S, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

RED EYE LOUIE'S, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	$ 56,618	$ 113,155
Accounts receivable	84,530	84,530
Inventory	433,536	425,746
Other current assets	132,515	132,515
Total current assets	706,835	755,582
Fixed assets, net of accumulated depreciation	5,451	0
Total Assets	$ 712,286	$ 755,582
LIABILITIES AND OWNERS' EQUITY		
Current Liabilities		
Accounts payable	$ 58,229	$ 108,510
Other current liabilities	2,817	3,946
Total Current Liabilities	61,046	112,456
Notes payable, long-term	335,005	335,005
Notes payable, related party	131,402	147,929
Total Liabilities	527,454	615,420
OWNERS' EQUITY		
Common Stock (20,000,000 shares of $0.0001 par stock authorized, 15,000,000 and 1,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively), net of common stock receivable	0	0
Retained earnings	184,832	140,162
Total Owners' Equity	184,832	140,162
Total Liabilities and Owners' Equity	$ 712,286	$ 755,582

RED EYE LOUIE'S, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 951,990	$ 986,575
Less: Cost of goods sold	664,828	671,311
Gross profit	287,162	315,264
Operating expenses		
Selling, general and administrative	647,358	640,585
Selling expenses and commissions	45,707	48,129
Marketing and advertising	20,203	36,866
Total operating expenses	240,836	278,414
Net Operating Income (Loss)	46,326	36,850
Interest income (expense)	(1,656)	(12,897)
Tax provision (benefit)	0	0
Net Income (Loss)	$ 44,671	$ 23,953

RED EYE LOUIE'S, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Retained Earnings	Total Owners' Equity
	# Shares	$		
Balance as of January 1, 2018		$ 0	$ 116,209	$ 116,209
Conversion from Vodquila LLC to Red Eye Louie's Inc.	1,000	0		0
Net income (loss)			23,953	23,953
Balance as of December 31, 2018	**1,000**	**$ 0**	**$ 140,162**	**140,162**
Share issuances to founder	14,999,000	0		0
Net income (loss)			44,671	44,671
Balance as of December 31, 2019	**15,000,000**	**$ 0**	**$ 183,332**	**$ 184,832**

RED EYE LOUIE'S, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ 44,671	$ 23,953
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	0	(31,540)
(Increase) Decrease in inventory	(7,790)	(227,396)
(Increase) Decrease in other current assets	0	(125,348)
Increase (Decrease) in accounts payable	(50,281)	69,499
Increase (Decrease) in other current liabilities	(1,129)	533
Net cash used in operating activities	(14,529)	(290,299)
Investing Activities		
Purchase of fixed assets	(5,451)	0
Net cash used in operating activities	(5,451)	0
Financing Activities		
Proceeds/(pay down) from long-term notes payable	(36,557)	326,568
Net change in cash from financing activities	(36,557)	326,568
Net change in cash and cash equivalents	(56,537)	36,269
Cash and cash equivalents at beginning of period	113,155	76,886
Cash and cash equivalents at end of period	$ 56,618	$ 113,155

RED EYE LOUIE'S, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

RED EYE LOUIE'S, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Alabama on February 18, 2011 as Vodquila LLC until converting to a corporation and changing its name in April 2018. The Company produces, distributes and provides e-commerce retail of alcoholic beverages and is headquartered in Alabama.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $56,618 and $113,155 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had net fixed assets of $5,451 and $0, and had not yet begun to depreciate the fixed assets acquired in 2019

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss. The Company had the inventory balances as of December 31, 2019 and 2018 of $433,536 and $425,746, respectively.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the Company had $84,530 and $84,530 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the

Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has borrowed certain sums to finance its growth. The Company maintains a line of credit with Region's bank as well as an interest-free loan from its founder and chief executive, Mr. Chander Arora.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of common stock. The Company has authorized 20,000,000 common shares with $0.0001 par value. As of December 31, 2019 and 2018, the Company had 15,000,000 and 1,000 shares issued and outstanding all of which are beneficially owned by the Company's founder and chief executive officer, Mr. Arora. Each share of common stock is entitled to a single vote in corporate matters.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company pays its chief executive, Mr. Arora, receives a salary of $1,900 per week. Additionally, Mr. Arora has loaned the Company approximately $131,000 as of the date of these financial statements. The loan does not bear interest and has a maturity date of December 28, 2022.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The securities offered include up to 1,070,000 shares of common stock.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through September 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Red Eye Louie's

#LIFEBLENDED





WORLDS BEST
BLENDS
Red Eye Louie's®
EST INC. 2011

Website · Birmingham, AL · FOOD & BEVERAGE

$0.00 raised

0 Investors	**$15M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Red Eye Louie's is an award-winning spirits brand, founded in our basement family bar. Our unique blend started by experimenting with a mixture of 2 basic spirits, Vodka and Tequila. It should not have worked, but when thermally blended, the result was remarkable. VODQUILA was born. Using advanced thermal blending techniques, we then developed RUMQUILA, a delicious mix of aged Puerto Rican Rum and super-premium Tequila from Mexico. We continued with WHISQUILA, a beautiful blend of Rye Whiskey from the Rocky Mountains and our super-premium Tequila. The essence of Red Eye Louie's revolves around unlikely pairs, with an unexpected, yet surprisingly satisfying result.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The global alcoholic beverages and distilled spirits market is set to reach $33.5 Billion by the year 2027
- Since 2012, over 100,000 cases of our premium spirits have shipped across the nation as well as many international markets.

- Our products received 21 awards in the wine and spirits industry, including the Wine and Spirits Wholesaler Association Gold Medal and Double Gold Medal from the China Wine and Spirits Awards

"Live the blended life!"



THE PROBLEM

We believe spirits have lost their spirit with the same standard liquors

It all began in the basement bar of the Arora family's house in Birmingham, Alabama in 2010. As our founder Chander Arora mixed a drink, his daughter Nina asked him, "Why can't we blend 2 true spirits together instead of diluting a Vodka, Rum or Whiskey with mixers?" As an entrepreneur and former textile chemist, this was Chander's eureka moment. Using his background in chemistry, they worked with a distiller to mix the spirits at a specific temperature (called Thermal Blending) to create the perfect blend. VODQUILA was introduced as our first product to market in 2012, and the #LifeBlended revolution began.


We believe there has
been little evolution in
the spirits market over
the last several decades

THE SOLUTION

The Eureka moment: blending the best of two worlds

We wanted to create a combination that brought together the best of spirits already tried and true. After hours of brainstorming and researching chemically compatible, yet delicious combinations, Chander and Nina created our first thermally blended product - VODQUILA. We wanted to make Tequila more drinkable using the smoothness of Vodka.


VODQUILA™
VODKA AND TEQUILA

VODQUILA's super clean taste and rich aroma is perfected by blending Vodka & Tequila.

And of course, we didn't stop there. We wanted to create blends that appeal to the refined palate and to every spirit lover. We have created VODQUILA, RUMQUILA, and WHISQUILA, which are outside the six basic types of distilled spirits.



RUMQUILA's rich, caramel like notes are orchestrated by blending Rum & Tequila.

Through our thermal blending techniques, we then expanded with matches made in heaven. RUMQUILA - combining the spicy notes of Tequila with the richness of Puerto Rican Rum, and WHISQUILA - the deep, earthy flavors of rye Whiskey married to the fiery boldness of Tequila.





WHISQUILA's deep, earthy flavors of rye whiskey married to the fiery boldness of tequila

THE MARKET

Growing demands in masterful mixing for the refined millennial

For millennial drink consumers, beer sales are going down and alcohol consumption is dropping - however, the alcohol beverage market is still growing. This is due to a preference for higher-value, unique products (source). The global alcoholic beverages and distilled spirits market is set to reach $33.5 Billion by the year 2027 (source). As of 2020, revenue in the U.S. spirits industry is at $7.4 billion and is still expected to grow annually by 8.4%. (source).

$33.5B
Global Distilled Spirits Market 2027

$7.4B
U.S. Spirits Industry 2020

With such high projected growth in the spirits market, we see Red Eye Louie's taking off with our innovative blends disrupting the standardized spirit industry.

Spirits Revenue U.S.


in million U.S. $
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

■ Whiskey ■ Vodka ■ Rum ■ Gin

■ Brandy ■ Liquors/Other Spirits

OUR TRACTION

Over 100,000 cases of premium spirits shipped across the nation and counting

Since shipping our first cases in 2012, we have shipped over 100,000 cases, 23,200 in the last 18 months alone, demonstrating positive yearly growth. We have secured 33 trusted distributors across the nation, from San Francisco, CA to Brooklyn, NY.



Our flavors have received prestigious accolades as our products have received 21 awards from industry professionals. Tasting Panel Magazine, April 2017, awarded VODQUILA **92** points and RUMQUILA **93** points. (source)

At an International Wine and Spirit Competition event in 2014, VODQUILA won a silver medal and the judges were so wowed that they are said to be considering adding a "hybrid drinks" category for the future. (source)




LOS ANGELES
LOS ANGELES
COMPETITION
BRONZE
COMPETITION
BRONZE MEDAL
2017
BRONZE MEDAL
RUM & COLA
RUM & GINGER BEER
CWSA
IWSC
SILVER
2014
IWSC
SILVER
2015
SIP AWARDS
2014
SILVER
SIP AWARDS
2016
SILVER
SIP AWARDS
2018
SILVER
SILVER
2014
GOLD
2016
BRONZE
NEW YORK WORLD WINE AND SPIRITS COMPETITION
Silver
SILVER
WSWA Silver

WHAT WE DO

We create smooth, striking spirit blends you can experience nationwide

Red Eye Louie's creates artisan distilled spirit blends that are bold and smooth in flavor, combining the best of traditional spirits. With a background in chemistry, Chander used his knowledge of thermal blending to blend the key elements of Rum, Tequila, Vodka, and Whiskey. We do not fear experimentation and create unexpected pairings for high-quality results such as our flagship VODQUILA. We are partnered with strong online distribution services as well as distributors nationwide to bring our strikingly bottled, crafted-with-heart, spirit blends to the masses.


Red Eye Louie's®
#LIFEBLENDED


VOLQUILA
RUMQUILA
WHISQUILA

THE BUSINESS MODEL

Reaching customers through robust online and local distributors sales

Our partnership with the online distributor ReserveBar sells and delivers our spirits directly to our customers' doorsteps. We ship cases to 33 distributors, in 30 states supplying over 7,000 retailers across the United States. In the last 18 months alone, we've shipped over a total of 23,200 6 pack cases across the nation as demand continues to grow.

33

Distributors in 30 states across the U.S.

7,000

retail locations across the U.S.

100,000

Cases sold with demand growing

HOW WE ARE DIFFERENT

The chemistry of a perfectly blended beverage

We've created widely-loved and critically-acclaimed spirit blends that push the boundaries of the six traditional spirits. To create an innovative product beyond convention, our founder Chander united his background in chemistry and the textile industry, in partnership with Florida Caribbean Distillers, a distillery in Auburndale, Florida.

Through this formula-altering partnership, we uniquely blended two spirits in their laboratories with thermal blending techniques - a process that is unable to be completed by simply mixing two liquors. This newly pioneered craftsmanship creates products unlike any other spirits in the market.


BY THERMAL BLENDING
TWO BASIC SPIRITS
BECOME ONE!
UNLIKE ANY OTHER
SPIRIT IN THE MARKET.

When people think to drink, they'll think Red Eye Louie's

With the current traction and growth, we are looking forward to plans of releasing new product offerings. We are in the process of developing and producing 100% pure Blue Agave Tequila, Whiskey, Rum, Premium Gin, and a Premium Vodka in 2021. We hope to stand in the market as a robust and well-rounded manufacturer of Distilled Spirits - becoming a household name on every bar shelf.



To increase brand awareness, we have hired a Graphic Designer/ Marketing specialist. We now have greater ability to create and design Point of Sale material as well as merchandise to engage in digital marketing that funnels right to our website and online partner. We will bring our drink experience to potential customers by hosting tasting events at restaurants, bars, retail outlets and distillery site visits.

With both international and national accolades, we will soon be in all 48 contiguous states and expand our distribution to Europe, Asia and South Africa.

Current Distribution   Future Distribution*



- UK
- Egypt
- Canada
- S. Africa
- United States
- Australia
- Dubai
- Western Europe

Rest of Europe & Asia

*The Company is in negotiations for future distribution. These are still in development and not yet finalized.

OUR LEADERSHIP

A team built from a family's passion

Our founder, Chander Arora has assembled a team of passionate, dedicated people who are brand evangelists and truly believe in our products. Our team goes above and beyond to further our vision of bringing Red Eye Louie's across every spirit shelf.

Through the beginning, Chander worked the market as the sole employee of his own company. He covered it all, from product development to filing the most mundane of papers. But, this company would not prevail without the support of his Co-Founders - his daughter and son, Nina and Romie. Both devoted all of their extra time to support their brand and their father.

After noticing rapid growth and dedication to his craftsmanship, Chander built a full team complete with managerial experts in legal, marketing, and sales. The Red Eye Louie's team shares extreme pride in our brand and are excited to watch it explode in the market.

WHY INVEST



Promising growth in spirits with a trustworthy business model

With a dedicated team, an artisan product at an affordable price, as well as vigorous e-commerce and brick-and-mortar plan in place, Red Eye Louie's demonstrates promising growth on top of an already profitable business. As the majority of states in the U.S. carry our products with more to come and as the alcoholic beverage market continues to soar, investment in Red Eye Louie's is a propitious bet along with a rapidly growing spirits industry.





Red Eye Louie's®
LIFE
BLENDED
Who do you want to be tonight? Naughty or nice? Mild or Wild? Why not be both?
VODQUILA
RUMQUILA
WHISQUILA

The Company was Formed!

Chander Arora created Vodquila, LLC. and #LIFEBLENDED.



VODQUILA became an International Spirit Brand

VODQUILA was launched in UK, Europe, Australia, and South Africa.



Red Eye Louie's Inc. Launch

Vodquila, LLC. became Red Eye Louie's Inc.



Further Expansion into the United States

2019 was a great year for growth. VODQUILA distribution reached 30 states.



Launch of StartEngine

Now YOU can own a part of our company!



Anticipated Immoral Brand Launch

The Immoral brand will include a Premium Gin, Premium Vodka and a Premium Rum.



Anticipated Launch of Bourbon and Single Malt American Whiskey

Great things in the making.

February 2011 **April 2014** **April 2018** **December 2019** **September 2020** September 2021 **November 2021**

September 2012 September 2016 September 2018 **March 2020** June 2021 October 2021

United States Expansion

VODQUILA available in 16 states.

WHISQUILA Launch

WHISQUILA is being launched to add another spirit to the flight.

Anticipated Tequila Plata Launch

Tequila Plata is made from 100% pure Blue Agave plants, 8 to 12 years old from Jalisco, Mexico.

VODQUILA Hit the Market

VODQUILA first launched in the state of Alabama.

RUMQUILA Launch

Red Eye Louie's started to create more spirits to their company starting with RUMQUILA.

Anticipated to Grow Distribution within the United States

By expanding the sales force we plan to gain distri... conti...

e Press

SHOW MORE

Meet Our Team





Chander Arora

Founder / CEO

An international expert in the spirits industry for 20+ years and is the founder of the Red Eye Louie's Inc. Chander started the company in 2011 by helping his daughter, Nina Arora, with her college project by creating the company's first product Vodquila (a blend of Vodka and Tequila.) Chander turned his daughter's college assignment into an international spirits business. With his knowledge of chemistry, he is able to create all the formulas and recipes for each blend. Chander's achievements will be an asset to the company's future.



Nina Arora

Co-Founder / Innovation and New Product Development

Nina Arora has multiple years of experience working in the CPG industry. She received her B.S. degree from Birmingham Southern College (BSC) in 2012 after co-founding Red Eye Louie's Inc., (formerly Vodquila LLC) in 2011. Nina was instrumental in the concept, development and expansion of the brand into domestic and global markets. After graduating from BSC she decided to pursue her post-grad education in fashion design from Savannah College of Arts and Design (SCAD) from where her career lead her to working for companies overseas and currently New York where she is managing product development for a luxury cosmetic brush manufacturing company. Nina works for the company on an as needed basis part-time.



Vikram (Romie) Arora

Co-Founder / Legal and Corporate Affairs

Romie graduated from Emory University's Goizueta School of Business in 2014. He has worked for Red Eye Louie's Inc. throughout college. After graduation, Romie moved to New York City and joined a Hedge Fund as Equity Trader at Sassicaia Capital Advisors. Romie works for the company on an as needed basis part-time.





Rob Rayborn

Operations / Sales Manager

Rob retired from the U.S. Army Reserve with 31 years of Service. Rob specialized in Leadership, Operations and Training he brings a wealth of experience to the Red Eye Louie's, Inc. team. In his role as Operations / Sales Manager, Rob handles the day to day operations and sales functions as well as working closely with Chander on future planning.





Mandy Ellsworth

Administrative Manager

Mandy has been with Red Eye Louie's since June 2020, overseeing all the administrative functions in the office as Administrative Manager. She directly handles all financial matters such as accounts payable, purchasing, and banking. She comes with an extensive background of 15 years of accounting and administrative experience though different areas of buisnesses. Mandy plays a significant role in the growth and consistency of the company.









Laura Bess Sullivan

Graphic Design /
Marketing Specialist

*Laura Bess is a recent graduate
from Troy University, who
studied Graphic Design,
Photography and Marketing.
She serves as the creative
member of the Red Eye Louie's
team and works part-time.
Laura is always looking for
innovative ways to brand our
product through social media
and digital tools.*



Offering Summary

Company :	RED EYE LOUIE'S INC
Corporate Address :	160 Highland View Dr., Birmingham, AL 35242
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000


Price per Share : $1.00

Pre-Money Valuation : $15,000,000.00

COVID Relief


This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).


Voting Rights of Securities Sold in this Offering


Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives and Bonuses*


Early Bird Bonuses:

First Day – Friends and Family 20% Bonus Shares

Next 2 Days – Friends & Family 15% Bonus Shares

Next 4 Days – Friends & Family Early Bird 10% Bonus Shares

Next 14 Days – Early Bird 5% Bonus Shares

All Investors Perks:

$500.00 – Awesome Red Eye Louie's stickers that you can put on EVERYTHING!

$1000.00 – One Limited Edition Vodquila 50 ml Glass replica, one Red Eye Louie's t-shirt and stickers

$5000.00 – One Limited Edition Vodquila 50 ml Glass replica, one Box of Red Eye Louie's golf balls, one T-shirt.

$10,000.00 – 5% Bonus Shares, One Limited Edition Vodquila 50 ml Glass replica, one box of Red Eye Louie's golf balls, and one Red Eye Louie's Polo.

$50,000.00 – 10% Bonus Shares, two Red Eye Louie's Polo shirts, one box of golf balls, two Limited Edition Vodquila 50 ml Glass replica, and one 750ml Bottle of Vodquila, signed by Founder & CEO Chander Arora.

$100,000.00 – 15% Bonus Shares, 2 Red Eye Louie's Polo shirts, 2 boxes of golf balls, four Limited Edition Vodquila 50 ml Glass replica, and one 750 ml each of Vodquila, Rumquila, and Whisquila, signed by Founder and CEO Chander Arora.

*All perks occur when the offering is completed.


The 10% Bonus for StartEngine Shareholders


Red Eye Louie's Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Red Eye Louie's to get notified of future updates!

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California Investor Only - <u>Do Not Sell My Personal Information</u>



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Chander Arora:
This is Chander Arora. I'm the founder and the CEO of Red Eye Louie's, Inc. This is the company that we started in 2011 to produce our first offering of vodquila. And vodquila is a very interesting story. My daughter was in college and had a marketing project to finish. The professor had asked them to create a product which is not in the market and find a way to sell it.

Chander Arora:
So she came home and I was drinking tequila and was messing with vodka. And she said, "Dad, why don't we blend it together? That'll be a unique product. And if it's tasty, then I can make a plan to market it." And why not, is how the inspiration came to make this brand. And I worked on this for about nine months.

Chander Arora:
And in 2012, we introduced the vodquila, which is a blend of vodka and tequila and it is blended with heat involved in there. And that offering was introduced in 2012, September. And since then, we've been weighing ever since. We have shipped more than 100,000 cases since then to domestic, USA, and overseas markets.

Chander Arora:
In 2018, we increased our offering with this one. It's a rumquila. It's a Puerto Rican two years in, and it's mixed with tequila. And that's the one I am drinking today, and this is a very, very good testing drink. In 2019 late, in 2020 early, we introduced this whiskey and tequila combo. It's whisquila, and this is a rye whiskey from the Rocky Mountains and tequila from Mexico.

Chander Arora:
And this is our third offering, and all of these three things are available in about 30 states. With 33 distributors in the United States, we are represented in almost 7,000 retail outlets, and this company is growing by leaps and bound. And this is our future. This is 2021 late. We're going to introduce our 100% blue agave tequila, and it'll be in the market probably to the same distributors right away.

Chander Arora:
And we've been growing domestically for the last 10 years, but internationally, we have slowed down this year because of the COVID-19, but COVID-19 algo helped our sales in the United States in 2020. And join us in celebration of a unique blend that has no competition in the world. We are the only one. We have the trademarks and we have the presence in many, many countries overseas, and growing daily. But my invitation to you is to join us, start investing in the company, and be prosperous with us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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